SECURI[illegible]

18001513

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2018

Washington DC

408

FACING PAGE

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SEC FILE NUMBER
8-~~57284~~ 51061

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEALTH MANAGEMENT RESOURCES, IN[illegible]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 GREAT ROAD, SUITE 201
(No. and Street)

NORTH SMITHFIELD	RI	02896
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR EVERLY 401-356-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

144 GOULD STREET	NEEDHAM	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DB

yw

OATH OR AFFIRMATION

I, ARTHUR EVERLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEALTH MANAGEMENT RESOURCES, INC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

A C Everly
Signature

President
Title

Janice V. Hebert
Notary Public MY COMMISSION EXPIRES 4/26/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Wealth Management Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wealth Management Resources, Inc. as of December 31, 2017, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. as of December 31, 2017 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wealth Management Resources, Inc.'s management. Our responsibility is to express an opinion on Wealth Management Resources, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wealth Management Resources, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in the Schedule of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Wealth Management Resources, Inc.'s financial statements. The supplementary information is the responsibility of Wealth Management Resources, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Sec 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Wealth Management Resources, Inc.'s auditor since 2015.

Needham, Massachusetts

February 26, 2018

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	50,714
Accounts receivable due from clearing organizations		322,075
Prepaid expenses		2,000
Mutual fund shares available for sale, cost basis $97,231		122,597
Office furniture and equipment, at cost, less accumulated depreciation of $26,158		11,051
TOTAL ASSETS	$	508,437

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	8,834
Other accrued expenses		400
TOTAL LIABILITIES		9,234
Stockholder's Equity:		
Common stock, $1 par value, authorized 8,000 shares, issued and outstanding 200 shares		200
Additional paid-in capital		5,000
Retained earnings		468,637
Accumulated other comprehensive income		25,366
TOTAL STOCKHOLDER'S EQUITY		499,203
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	508,437

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

Revenues:	
Investment advisory fees	$ 1,224,683
Commissions from sale of mutual fund shares and insurance and annuity products	323,926
Financial planning fees	350
Dividend income	5,254
Interest income	110
Total Revenues	1,554,323
Expenses:	
Employee compensation and benefits	1,129,270
Communications and data processing	26,503
Occupancy	31,388
Other expenses	153,412
Total Expenses	1,340,573
Net Income	$ 213,750
Comprehensive Income:	
Net income	$ 213,750
Other comprehensive income-change in unrealized gain on marketable securities	13,981
Total Comprehensive Income	$ 227,731

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2017

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholder's Equity
	Shares	Amount				
Balance at beginning of year	200	$ 200	$ 5,000	$ 11,385	$ 256,129	$ 272,714
Net Income	-	-	-	-	213,750	213,750
Other Comprehensive Income	-	-	-	13,981	-	13,981
Distributions to stockholder	-	-	-	-	(1,242)	(1,242)
Balance at end of the year	200	$ 200	$ 5,000	$ 25,366	$ 468,637	$ 499,203

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

Cash Flows From Operating Activities:	
Net income	$ 213,750
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,455
Changes in operating assets and liabilities:	
Increase in accounts receivable	(35,833)
Increase in accounts payable	4,118
Decrease in accrued wages	(191,610)
Decrease in other accrued expenses	(100)
Total adjustments	(220,970)
Net Cash Used In Operating Activities	(7,220)
Cash Flows From Investing Activities:	
Purchase of office furniture and equipment	(2,256)
Purchase of mutual fund shares available for sale	(5,745)
Net Cash Used In Investing Activities	(8,001)
Cash Flows From Financing Activities-	
Distributions to stockholders	(1,242)
Net Decrease In Cash and Cash Equivalents	(16,463)
Cash and cash equivalents, beginning of the year	67,177
Cash and cash equivalents, end of year	$ 50,714

The accompanying notes are an integral part of the financial statements

Note 1: Summary of Significant Accounting Policies

Nature of Business - Wealth Management Resources, Inc. ("the Company"), a Rhode Island Corporation, was formed in 1994. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and as an investment advisor. The Company is a member of the Financial Industry Regulatory Authority. The Company earns fees for investment advisory services, charged as a percentage of assets under management. The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products.

Basis of Accounting - The Company's financial statements are prepared on the accrual basis and on the basis of accounting principles that are generally accepted in the United States of America.

Clearing Agreements - All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Investment Advisory Fees - Investment advisory fees are received quarterly in arrears based on a percentage of assets under management.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax returns.

Management believes that it is more likely than not that its position regarding the Company's S Corporation status would be sustained upon examination. Accordingly, the Company's financial statements do not reflect a liability for income taxes. The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. The earliest year still open and subject to examination is 2014.

Note 1: Summary of Significant Accounting Policies (Continued)

Mutual Fund Shares Available for Sale and Other Comprehensive Income – Marketable securities are carried at fair value, and securities not readily marketable are valued at fair value as determined by management.

The Company's marketable securities are classified as "available-for-sale". Changes in unrealized gain or loss (the difference between cost and fair value) on available-for-sale securities are considered to be an item of other comprehensive income and are presented separately from net income on the statement of operations. Accumulated comprehensive income corresponds to the total unrealized gain or loss at the end of the reporting period and is reported as a component of stockholder's equity separate from retained earnings.

Fair Value Measurement – The Company measures and discloses certain mutual fund shares available for sale at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market in an orderly transaction between market participants on the measurement date. The Company is required to classify its fair value measurements based on a hierarchy of valuation inputs as follows:

Level 1	Quoted prices in active markets for identical assets and liabilities.
Level 2	Quoted prices for securities in markets that are not active; quoted prices in active markets for securities which are not identical to those being valued; inputs other than quoted prices that are observable for the asset or liability being valued, either directly or indirectly.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurements and unobservable.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 1: Summary of Significant Accounting Policies (Continued)

Office Furniture and Equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets, ranging from three to seven years as follows:

Assets	Life
Computer Equipment	3-5 Years
Furniture & Other Office Equipment	7-10 Years

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2: Accounts Receivable due from Clearing Organizations

Accounts receivable of $322,075, at December 31, 2017 represent amounts due from clearing organizations and are considered fully collectible.

Note 3: Net Capital Requirements

The company is subject to the Securities and Exchange Commission Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $145,623, which was $140,623 in excess of its required net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0634 to 1.

Note 4: Related Party Transaction

The Company leases its operating facility from a limited liability company, whose owners are the current and former stockholders of the Company. As of January 1, 2017, the lease was modified to change the monthly rent to $2,000 per month. The lease has also been modified to a month to month lease beginning January 1, 2017. Rent expense amounted to $24,000 in 2017.

Note 5: Market and Credit Risk

The Company maintains its cash balances in banks located in Rhode Island. These balances are currently insured by the Federal Deposit Insurance Corp. up to $250,000. As of December 31, 2017, cash balances of $47,488 are federally insured and money market funds in the amount of $3,226 are not insured.

Market risk is the potential loss the Company may incur as a result of changes in the fair value of its marketable securities. The value of marketable securities is subject to the risk of unfavorable movements in market prices.

Note 6: Mutual Fund Shares at Fair Value

The Company has marketable securities held for it by Charles Schwab, a brokerage firm. The securities are classified as available for sale and reported at the fair value. The marketable securities were comprised of mutual fund shares having a fair value of $122,597 as of December 31, 2017.

The Company's marketable securities are available for sale and consist of mutual fund shares. Fair values are determined using net asset values as reported and published by the mutual funds. Fair value measurements at December 31, 2017 are summarized as follows:

	Level 1	Level 2	Level 3	Total
Marketable securities	$122,597	$ -	$ -	$122,597

Note 7: Retirement Plan

The Company has a defined contribution 401(k) retirement plan under which the Company funds a matching contribution not to exceed 4% of employee compensation. The Company may also make a discretionary profit sharing component. The Company's contributions to the plan in 2017 totaled $75,000.

Note 8: Subsequent Events

Management has evaluated subsequent events through February 26, 2018, the date on which the financial statements were available to be issued and has determined that there are no events that require adjustment of or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

Net Capital	
Total Stockholders' Equity	$ 499,203
Deductions and/or charges	
Non-allowable assets:	
Office furniture and equipment, at cost-net of accumulated depreciation	(11,051)
Accounts receivable and other assets	(324,075)
Net Capital, Before Haircuts on Securities Portion	164,077
Haircuts on securities:	
Money market funds	(65)
Marketable securities (all mutual funds)	(18,389)
Total Haircuts	18,454
Net Capital	$ 145,623
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 8,834
Other accrued expenses	400
Total Aggregate Indebtedness	$ 9,234
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 5,000
Net capital in excess of requirement	$ 140,623
Net capital less greater of 10% of aggregate indebtedness of 120% or minimum dollar net capital	$ 139,623
Ratio of aggregate indebtedness to net capital	.0634 to 1

There are no material differences between the computation of net capital above and the computation of net capital in the Company's corresponding unaudited X-17A-5 Part IIA filing.

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.

COMPUTATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

There were no differences existing between the Audited Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited FOCUS II A.

The Company is exempt from rule 15c3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis.

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Wealth Management Resources, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Wealth Management Resources, Inc. identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which Wealth Management Resources, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (1) (the "exemption provision") and (2) Wealth Management Resources, Inc. stated that Wealth Management Resources, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Wealth Management Resources, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wealth Management Resources, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler Company P.C.

Needham, Massachusetts
February 26, 2018

Massachusetts | California | Cayman Islands

Wealth Management Resources, Inc.

Exemption Report

December 31, 2017

Wealth Management Resources, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).To the best of its knowledge and belief, the Company states the following:
The Company claimed an exemption from. 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1)

The company met the identified exemption provision throughout the most recent fiscal year without exception.

Wealth Management Resources, Inc.
I, Arthur C. Everly, swear (or affirm) that, to the best and belief, the Exemption Report is true and correct.

By:______________________________ President

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of
Wealth Management Resources, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Wealth Management Resources, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Wealth Management Resources, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Wealth Management Resources, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wealth Management Resources, Inc.'s management is responsible for Wealth Management Resources, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting a difference of $13,981, which is the change in unrealized gain on investments.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sandler & Company PC

Needham, Massachusetts
February 26, 2017

WEALTH MANAGEMENT RESOURCES, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2018

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2017	August 1, 2017	$ 884	$ 884
SIPC-7 general assessment for the fiscal year ended December 31, 2017	February 17, 2018	953	953
		$ 1,837	$ 1,837

Name of collection agent: Financial Industry Regulatory Authority

WEALTH MANAGEMENT RESOURCES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2017

WITH

INDEPENDENT AUDITORS' REPORT

WEALTH MANAGEMENT RESOURCES, INC.
For the Year Ended December 31, 2017

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